Exhibit 99.4

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3	Fax (604) 691-3031 Internet www.kpmg.ca
Canada

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 2, 2022, on the consolidated financial statements of Turquoise Hill Resources Ltd., which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the two-year period ended December 31, 2021, and the related notes, and our report dated March 2, 2022 on the effectiveness of internal control over financial reporting as of December 31, 2021 which are included in this Annual Report on Form 40-F of Turquoise Hill Resources Ltd.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-261156) on Form F-10/A of Turquoise Hill Resources Ltd.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 2, 2022

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